UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One):
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number: 000-30406

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTHTRONICS, INC.
1301 Capitol of Texas Highway Suite 200B
Austin, Texas 78746

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits, Years Ended December
     31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule- Assets Held for Investment Purposes at
     End of Year, December 31, 2005

Signatures

Page 1 2 3 4 10 11

Report of Independent Registered Public Accounting Firm

To The Plan Administrator
HealthTronics, Inc. & Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the HealthTronics, Inc. & Subsidiaries 401(k) Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year (December 31, 2005), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s Administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HELIN, DONOVAN, TRUBEE & WILKINSON, LLP

Austin, Texas
June 9, 2006

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2005 and 2004

	December 31,
	2005	2004
ASSETS
Investments
Collective trust funds, at fair value	$19,856,280	$17,285,113
Healthtronics common stock, at fair value	1,714,798	1,901,723
Loans to participants, at contract value	469,340	558,474

	22,040,418	19,745,310

Receivables
Employer contributions	564,256	577,292
Participants contributions	185,492	73,303

Total receivables	749,748	650,595

TOTAL ASSETS	22,790,166	20,395,905

LIABILITIES

Accrued expenses	--	--

NET ASSETS AVAILABLE FOR BENEFITS	$22,790,166	$20,395,905

See accompanying notes and independent auditors’ report.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years Ended December 31, 2005 and 2004

	Years Ended December 31,
	2005	2004
ADDITIONS:
Additions to net assets attributable to:
Investment income
Net appreciation in fair value of investments	$851,996	$2,179,578

Interest and dividends	29,768	30,053

Total investment income	881,764	2,209,631

Contributions
Cash:
Participants	2,114,160	1,989,502
Rollover	213,994	284,390
Transfers in	3,519,512	1,994,600

Total contributions	5,847,666	4,268,492

Non-cash:
Employer stock	564,256	577,292

Total contributions	6,411,922	4,845,784

TOTAL ADDITIONS	7,293,686	7,055,414

DEDUCTIONS:
Deductions from net assets attributable to:
Benefits paid to participants	4,600,606	1,771,887
Administrative expenses	298,819	226,670

Total deductions	4,899,425	1,998,557

Net increase in net assets	2,394,261	5,056,858

Net Assets Available for Benefits:
BEGINNING OF YEAR	20,395,905	15,339,047

END OF YEAR	$22,790,166	20,395,905

See accompanying notes and independent auditors’ report.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A--DESCRIPTION OF PLAN

The following description of the HealthTronics, Inc. & Subsidiaries (“Company”) 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On November 10, 2004, Prime Medical Services, Inc. (“Prime”) completed a merger with HealthTronics Surgical Services, Inc. (“HSS”) pursuant to which Prime merged with and into HSS, with HealthTronics, Inc. (“HealthTronics”) as the surviving corporation. Under the terms of the merger agreement, as a result of the merger, Prime’s stockholders received one share of HealthTronics common stock for each share of Prime common stock they owned. Immediately following the merger, Prime’s stockholders owned approximately 62% of the outstanding shares of HealthTronics common stock, and Prime’s directors and senior management represented a majority of the combined company’s directors and senior management. As a result, Prime was deemed to be the acquiring company for accounting purposes. HealthTronics was the surviving legal entity. The Plan has changed its name from the Prime Medical Services, Inc. & Subsidiaries 401(k) Plan to the HealthTronics, Inc. & Subsidiaries 401(k) Plan. In addition, all Prime common stock held by the Plan was converted to HealthTronics common stock on the merger date.

Contributions
Each year, participants may contribute up to 100% of their eligible compensation or the maximum amount allowed by law (currently $14,000 for 2005) of pretax annual compensation, as defined in the Plan. This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 collective trust funds and a Company stock fund as investment options for participants. The Company may elect to make a matching contribution equal to a discretionary percentage of the employee’s deferral contributions at the option of the Company’s Board of Directors. The Company’s matching contribution is made in company stock.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions.

Participant Loans
Participants may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the market rate as of the date of the loan. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence in which case the loan can be extended for 30 years. In most cases repayment of the loan will be made ratably through after-tax payroll deductions.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account plus actual earnings thereon is based on years of continuous service. Effective January 1, 2004, a participant is 100% vested after five years (previously was six years) of credited service summarized as follows:

Number of Completed Years of Service	Vesting Percentage
Less than 1 year 1 years, less than 2 years 2 years, less than 3 years 3 years, less than 4 years 4 years, less than 5 years 5 years or more	0% 20% 40% 60% 80% 100%

Payment of Benefits
Benefits become available to participants on the earliest of four events: (1) termination of employment, (2) death of the participant (benefits are payable to the participants spouse or beneficiary), (3) retirement of the participant, or (4) disability of the participant.

During 2004 and in prior years, upon termination of employment, the benefits were paid in a lump sum if the participant’s vested account balance was less than $5,000. In 2005, if the participant’s balance exceeds $1,000, the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution (with consent of the participants spouse, if applicable).

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Payment of Benefits (continued)
On termination of service due to death prior to retirement, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant’s spouse or beneficiary in a lump sum.

On termination of service due to retirement after age 65, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant in a lump sum or periodic installments. However, should a participant reach age 65 and not elect to terminate employment, the participant can take an in-service distribution from the vested account balance.

If the participant becomes disabled and is eligible for Social Security disability benefits, or is determined disabled by a physician selected by the Plan Administrator, the full value of the participant’s account becomes 100% vested. Distributions are only available if the participant terminates with the Employer.

Forfeited Accounts
The outstanding balance of forfeited non-vested contributions totaled $293,942 and $211,518 at December 31, 2005 and 2004, respectively. Forfeitures may be used to reduce future expenses or contributions to be paid by the Company. For the year ended December 31, 2005, approximately $43,000 in forfeitures were used to offset employer expenses. For the year ended December 31, 2004, no forfeitures were used to offset employer contributions or expenses.

Distributions During Employment
As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

• • • •	Medical expenses, Purchase of a principal residence, Post secondary education for participant or their dependents, To prevent eviction from or foreclosure on the participant’s principal residence.

Plan Expenses
In accordance with Plan provisions, the Company incurs most of the costs associated with the Plan. Employees of the Company perform certain administrative functions with no compensation from the Plan. The Plan pays administrative expenses as reflected in the accompanying financial statements. During 2005 and 2004, the Company paid approximately $32,000 and $37,000 for administrative fees, respectively.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Collective trust funds are valued based on the market value of the underlying securities. Shares of he Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Contributions
 Contributions from the participants’ and employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan Administrator.

NOTE C—NONPARTICIPANT-DIRECTED INVESTMENTS

The Company’s matching contributions are made in Company stock (which is publicly traded under the symbol HTRN on the NASDAQ market). At December 31, 2005 and 2004, the Plan had a receivable from the Company in the amount of $564,256 and $577,292, respectively. In January 2006 and 2005, the Company contributed 58,516 and 89,371 shares, respectively, of its common stock in payment of that receivable. Those shares had a fair market value of $447,647 and $950,014 on December 31, 2005 and 2004.

Once the employer matching contribution is made, the participant has authority to direct their portion of the Company stock. Participants direct all of their investments. There are no non participant-directed investments at December 31, 2005 and 2004.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE D—INVESTMENTS (UNAUDITED)

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	December 31,
Collective Trust Funds, at Fair Value	2005	2004
S&P Index Portfolio	$1,635,992	$1,659,380
GIC Portfolio	$5,839,932	$4,988,543
Balanced Portfolio	$1,262,529	$1,074,705
International Growth Portfolio	$1,546,488	$1,278,489
Large Company Value Portfolio	$1,966,176	$1,414,019
Intermediate Fixed Income Portfolio	$1,256,001	$1,051,572
Large Company Growth Portfolio	$2,719,383	$3,280,562
Small Company Value Portfolio	$1,438,915	$869,629

Employer Stock
HealthTronics, Inc. common stock (HTRN)	$1,714,798	$1,901,723

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $851,996 and $2,179,578, respectively, as follows:

Investment Type	2005	2004

Collective trust and mutual funds	$1,152,457	$1,146,419
HTRN common stock	(300,461)	1,033,159

Total	$851,996	$2,179,578

The primary Plan investments are collective trust funds, which apply an investment management fee to the assets. The fee was $298,819 for 2005 and $226,670 for 2004, and was included as administration expenses on the accompanying statements of changes in net assets available for benefits. These fees are charged to the individual participants account balances based on each participants share of the collective trust funds fees incurred. These fees are comparable to mutual fund expense fees that are typically deducted from the mutual funds prior to determination of the funds return.

NOTE E—RELATED PARTY TRANSACTIONS

The Plan invests in shares of collective trust funds managed by UBS Fiduciary Trust Company. (“UBS”), formerly known as PW Trust. UBS acts as Trustee for only those investments defined by the Plan. UBS is an affiliate of UBS/ Paine Webber. Transactions in such investments qualify as party-in-interest transactions, and are exempt from the prohibited transaction rules.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

There were no reconciling items between the net assets available for plan benefits per the financial statements at December 31, 2005 and 2004 to Schedule H of the Form 5500. There were also no reconciling items between the benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004 and Schedule H of Form 5500.

NOTE G—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

NOTE H—TAX STATUS

The plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s third party administrator believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE I—FIDELITY BOND

The plan was covered by a $2,000,000 fidelity bond during 2005 and 2004.

NOTE J-PLAN MERGERS

In June 2005, the net assets of the Healthtronics Surgical Services Plan (“HSS Plan”) totaling $3,519,512 were transferred into the Plan as a result of a merger of the HSS Plan and the Plan.

In May 2004, the net assets of the Medstone International 401(k) Plan (“Medstone Plan”) totaling $1,994,600 were transferred into the Plan as a result of a merger of the Medstone Plan and the Plan.

The net assets transferred have been recorded as such in the accompanying Statements of Changes in Net Assets Available for Benefits.

NOTE K-SUBSEQUENT EVENTS

On June 23, 2006 HealthTronics, Inc. announced an agreement to sell the Specialty Vehicles division to OshKosh Truck Corp. The sale is subject to customary closing conditions and is expected to close July, 2006. HealthTronics, Inc has determined that the sale of the Specialty Vehicles division will result in a partial plan termination of the Plan in which affected participants will become 100% vested.

HEALTHTRONICS, INC. & SUBSIDIARIES 401 (k) PLAN Supplemental Schedule-Assets Held for Investment Purposes at End of Year December 31, 2005 (Unaudited)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Collective Trust Funds
	UBS Trust Company Funds
*	Mid-Cap Growth Portfolio	75,733 Shares	**	$731,735
*	Mid-Cap Value Portfolio	18,247 Shares	**	699,377
*	Small Company Growth	6,256 Shares	**	544,131
*	Small Company Value	50,166 Shares	**	1,438,915
*	Fixed Income Index Portfolio	14,406 Shares	**	215,131
*	S&P 500 Index Portfolio	104,603 Shares	**	1,635,992
*	GIC Portfolio	193,811 Shares	**	5,839,932
*	Intermediate Fixed Income	40,280 Shares	**	1,256,001
*	Balanced Portfolio	27,821 Shares	**	1,262,529
*	International Growth Portfolio	94,384 Shares	**	1,546,488
*	Large Company Growth	256,715 Shares	**	2,719,383
*	Large Company Value	29,483 Shares	**	1,966,176
*	International Value Portfolio	26 Shares	**	490

				19,856,281

	Employer Stock
*	HealthTronics, Inc. common stock (NASDAQ-HTRN)	224,549 shares	**	1,714,798

*	Participant Loans	5% to 10.50%		469,340

	Total Investments Held for Investment Purposes			$22,040,418

*	Party in Interest
**	Self-Directed Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHTRONICS, INC. AND SUBSIDIARIES 401 (k) PLAN
By: Plan Administrator of the HealthTronics, Inc. and Subsidiaries 401(k) Plan

Date: June 29, 2006	By: /s/ John Q. Barnidge John Q. Barnidge Plan Administrator